Exhibit 4.1

SETTLEMENT AND EXCHANGE SUPPORT AGREEMENT

SETTLEMENT AND EXCHANGE SUPPORT AGREEMENT, dated as of May 10, 2009, by and between Cell Genesys, Inc., a Delaware corporation (the “Company”), and Tang Capital Partners, LP, a Delaware limited partnership (together with its Affiliates (as defined herein) and their respective successors and assigns, “Noteholder”).

WHEREAS, the Company has issued and outstanding $68,307,000 aggregate principal amount of its 3.125% Convertible Senior Notes due November 1, 2011 (the “Existing Notes”) issued under that certain Indenture, dated as of October 20, 2004 by and between the Company and U.S. Bank, National Association, as Trustee (the “Existing Notes Indenture”);

WHEREAS, Noteholder Beneficially Owns (as defined herein) $46.2 million aggregate principal amount, or 67.6%, of the Existing Notes;

WHEREAS, Noteholder has filed the Action (as defined herein); and

WHEREAS, the Company and Noteholder have engaged in good faith negotiations with the objective of settling the Action and commencing the Exchange Offer, pursuant to which the Company will offer to exchange for each $1,000 of aggregate principal amount outstanding of its Existing Notes (i) a cash payment of $500.00, (ii) 205.8824 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and (iii) $310.00 principal amount of 3.125% Convertible Senior Notes due May 1, 2013 (the “New Notes”), which are to be convertible into shares of Common Stock at a conversion price equal to $0.68 per share, or for 1,470.5882 shares of Common Stock per $1,000 principal amount of the New Notes and to be issued pursuant to an indenture to be entered into by and between the Company and a trustee (the “New Notes Indenture”);

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Noteholder and the Company hereby agree as follows:

1. Definitions. The following terms shall have the following meanings:

“Action” means the lawsuit filed on May 5, 2009 in Delaware Chancery Court captioned Tang Capital Partners, LP v. Cell Genesys, Inc., et al., Case No. 4566.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management and policies of such Person whether through holding beneficial ownership interests in such other Person, by contract or otherwise.

“Agreement” means this Settlement and Exchange Support Agreement.

“Beneficially Own,” “Beneficially Owned,” or “Beneficial Ownership” shall have the meaning set forth in Rule 13d-3 of the rules and regulations promulgated under the Exchange Act.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which banks in the State of New York are generally closed for business.

“Commission” means the U.S. Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act.

“Company Parties” means the Company and its directors and executive officers, including all individuals named as defendants in the Action.

“Exchange Act” means the Securities Exchange Act of 1934, and any successor to such statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be amended and in effect.

“Exchange Documents” means this Agreement and any other documents to be executed and delivered in connection with the consummation of the Exchange Offer.

“Exchange Offer” means that certain exchange offer of Existing Notes for the Exchange Consideration to be commenced pursuant to the terms set forth in this Agreement under cover of Schedule TO.

“Person” means any individual, partnership, corporation, limited liability company, association, trust, joint venture, unincorporated organization, governmental unit or other entity.

“Released Claims” means any and all claims, actions, causes of action, liabilities, losses, obligations, judgments, duties, costs, expenses, equitable, legal, and administrative relief, demands or rights, suits, matters, and issues of every kind and nature whatsoever, including, without limitation, claims for rescission, restitution, injunctive relief, or damages of any kind, whether based on or arising under federal, state or local law, statute, ordinance, regulation, contract, common law, or any other source, that have been, might have been, could have been, or might hereafter be asserted, whether known or unknown (including without limitation unknown claims), through the Settlement Effective Date, by or on behalf of Noteholder individually and/or derivatively and/or the Company, and each of their heirs, executors, administrators, successors, and assigns against the Released Parties or any of them in the Action, or in any other court action or before any administrative or regulatory body, commission, tribunal, arbitration panel, or other adjudicatory body, arising out of or related, directly or indirectly, in any way to the allegations in the Action or any facts, occurrences, disclosures, statements, acts or omissions, failures to act or disclose by the Company Parties, breach of fiduciary or other duties, abuse of control, unjust enrichment, self-dealing, misappropriation of information, or any stock transactions consummated by Company Parties, provided that in the case of Released Parties other than the Company, the Released Claims shall not include any matter involving such Released Party serving in the capacity as a director, officer, agent, attorney, representative, accountant, auditor, advisor, insurer, co-insurer or re-insurers to any entity other than the Company or any of its subsidiaries.

“Released Parties” means the Company Parties and each of their respective agents, attorneys, personal or legal representatives, accountants, auditors, advisors, predecessors, successors, spouses, partners, parents, heirs, assigns, executors, personal representatives, immediate family members, insurers, co-insurers and re-insurers, entities in which a Company Party has a controlling interest, or trusts of which a Company Party is the settler or which is for the benefit of any Company Party’s family.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Shares” shall mean shares of Common Stock issued in the Exchange Offer or upon conversion of the New Notes.

“Transfer” means to, directly or indirectly, (i) sell, assign or transfer, (ii) pledge, encumber, create any participation or grant any proxy or option, in each case such as would prevent, preclude, hinder or delay the ability of the Person engaging in such Transfer from fulfilling any of such Person’s obligations under this Agreement, including, without limitation, Section 3 hereof, or (iii) enter into any agreement, commitment or other arrangement to do any of the foregoing.

“Transaction Documents” means the Exchange Documents and the New Notes Indenture.

2. Agreements of the Company.

(a) Subject to the terms and conditions of this Agreement, the Company agrees as follows:

(i) Commencement of the Exchange Offer.  The Company shall commence the Exchange Offer promptly after the date hereof (and in any event by May 22, 2009), pursuant to which the Company will offer to exchange for each $1,000 in principal amount of Existing Notes (1) $500.00 in cash, (2) 205.8824 Shares and (3) $310.00 principal amount of New Notes (the consideration referenced in clauses (1), (2) and (3), the “Exchange Consideration”), which Shares and New Notes will be issued in a transaction exempt from registration pursuant to Section 3(a)(9) of the Securities Act, and assuming that all Existing Notes are tendered in the Exchange Offer, will result in an aggregate cash payment by the Company of approximately $34,153,500, the issuance of 14,063,205.88 Shares and the issuance of $21,175,170 aggregate principal amount of New Notes, convertible into an aggregate of 31,139,955.88 Shares. Accrued and unpaid interest on the Existing Notes shall be separately paid through the date on which the Exchange Offer is consummated. Noteholder agrees to promptly provide any information reasonably required by the Company from Noteholder to be included in the Exchange Documents. The terms of the Exchange Offer and the Exchange Documents will be consistent with the terms hereof and otherwise on terms satisfactory to the Noteholder. The Company will consummate the Exchange Offer as soon as practicable.

(ii) Expiration of the Exchange Offer:  The Exchange Offer shall expire on the date which is twenty (20) Business Days from the date of commencement of the Exchange Offer, unless extended by the Company (with the reasonable consent of the Noteholder); provided, however, Noteholder consent shall not be required if the purpose of the extension is to satisfy a condition including the Minimum Tender Condition.

(iii) Exchange Offer Minimum Tender Condition:  The Company may not consummate the Exchange Offer unless holders of at least eighty-seven and 1/2 percent (87.5%) of the aggregate principal amount of the Existing Notes then outstanding shall have validly tendered and not withdrawn their Existing Notes in the Exchange Offer (the “Minimum Tender Condition”), provided that, subject to Section 4, such condition may be modified by the Company with the written consent of Noteholder.

(iv) New Notes Indenture.  Immediately prior to the consummation of the Exchange Offer, the Company will enter into the New Notes Indenture, which shall be substantially identical to the Existing Notes Indenture (and otherwise on terms reasonably acceptable to the Noteholder and the Company), except that the final maturity of the New Notes shall be May 1, 2013, the conversion price shall be $0.68 per Share which shall be convertible into 1,470.5882 Shares per $1,000 principal amount of the New Notes and interest on the New Notes shall begin to accrue commencing on the date following the consummation of the Exchange Offer.

(b) Notwithstanding anything to the contrary in this Agreement, to the extent in the Exchange Offer the Company pays any consideration to any tendering holder of Existing Notes in exchange for the Exchange Consideration in addition to the Exchange Consideration, Noteholder shall receive such additional consideration in amount proportional to the principal amount of Existing Notes tendered by Noteholder.

(c) In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of a stock split, reverse stock split, recapitalization, combination, reclassification, readjustment, exchange of shares or the like, the term “Exchange Consideration” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged.

3. Agreements of Noteholder.  Subject to the terms and conditions of this Agreement:

(a) Noteholder agrees with the Company, in connection with the consummation of the Exchange Offer and when solicited in accordance with applicable securities law, to:

(i) tender (or cause to be tendered) its Existing Notes in exchange for the amount of Exchange Consideration applicable to such Existing Notes prior to the scheduled expiration date of the offer (without giving effect to any extension thereof), in accordance with the terms thereof; and

(ii) not withdraw (or cause not to be withdrawn) any of the foregoing unless and until this Agreement is terminated in accordance with its terms, or the Minimum Tender Condition has not been met and the Exchange Offer has been terminated.

(b) Noteholder agrees, so long as this Agreement remains in effect, not to Transfer any of its Existing Notes, in whole or in part, unless the transferee of such Existing Notes agrees with Noteholder and the Company in writing to be bound by this Agreement; provided, however, if the transferee holds less than 5% of the Existing Notes, then the covenants set forth in Section 3(c) through (h) shall not apply to such transferee.

(c) At every meeting of stockholders of the Company, and at every adjournment thereof, and in every action or approval by written consent of stockholders of the Company in lieu of such a meeting, in each case prior to the second anniversary of the date of this Agreement, Noteholder shall be present and vote or cause to be present and voted any Shares then Beneficially Owned by Noteholder and its Affiliates which are entitled to vote, including Shares acquired after the date of this Agreement (whether pursuant to the Exchange Offer as a result of conversion of the New Notes or otherwise), in the same proportion (for, against, withheld, and/or abstain without giving effect to any broker non-votes) as the votes that are collectively cast by all of the other stockholders of the Company, who are present and voting with respect to such matter, and shall similarly execute and deliver written consents and otherwise exercise all voting and other rights of stockholders with respect to the Shares. Noteholder agrees to execute and deliver to Company a proxy in a customary form to be agreed to by Company and Noteholder (the “Proxy”), which shall be irrevocable, with the total number of shares owned by Noteholder set forth therein. The parties agree that by reason of this Agreement the Proxy is a proxy coupled with an interest. Notwithstanding the foregoing, at the option of the Noteholder, the Noteholder may vote or direct the vote or proxy in accordance with the recommendation of the Board of Directors of the Company.

(d) So long as this Agreement remains in effect and until the second anniversary of the date of this Agreement, and except as provided in the preceding paragraph, Noteholder will not enter into any voting agreement with any person or entity with respect to any of its Shares, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of its Shares, deposit any of its Shares in a voting trust or otherwise enter into any agreement or arrangement with any person or entity limiting or affecting Noteholder’s legal power, authority or right to vote its Shares or to agree to amendments to the terms of the Exchange Offer or this Agreement.

(e) Noteholder agrees that it will permit public disclosure, including in a press release and in the documents filed with the Commission for the Exchange Offer, of this Agreement, provided that Noteholder shall be given reasonable advance opportunity to review and comment on any such disclosures.

(f) Noteholder further agrees, until the earlier of the consummation of the Exchange Offer or the termination of this Agreement, that it will not:

(i) object to, or otherwise commence or support any proceeding or action to oppose, the Exchange Offer or the other actions of the Company contemplated by this Agreement and shall not take any action or otherwise commence or support any action or proceeding that would constitute a breach of any of its representations, warranties and agreements set forth herein or would unreasonably delay the consummation of the Exchange Offer including, but not limited to: (A) the filing of an involuntary petition against the Company under the Bankruptcy Code; (B) taking any action in connection with any default or Event of Default under and as defined in the Indenture; or (C) take any action seeking to have the Company declared insolvent, or

(ii) directly or indirectly seek, solicit, support, or encourage any plan, sale, proposal, or offer of winding up, liquidation, reorganization, merger, amalgamation, consolidation, dissolution or restructuring of the Company.

(g) In addition, for so long as this Agreement has not been terminated, Noteholder shall refrain from directly or indirectly taking any action, or cooperate with any other party that takes any action or permit any of its Affiliates, representatives attorneys, or agents from taking any action, that would materially impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Exchange Offer.

(h) For a period (“Restricted Period”) commencing with the date of this Agreement and ending on the second anniversary of the date of this Agreement, Noteholder agrees that, without the prior written consent of the board of directors of the Company:

(i) except as a result of the acquisition of additional Existing Notes, pursuant to the Exchange Offer or pursuant to the conversion of the New Notes, Noteholder will not acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor to the Company or Person obligated to issue Shares upon conversion of the New Notes, or any assets of the other party or any subsidiary or division thereof or of any such successor or Person obligated to issue Shares upon conversion of the New Notes; provided, however, in the absence of a public solicitation, the restriction in this Section 3(h)(i) shall not apply if as a result of such acquisition Noteholder would not Beneficially Own more than 9.999% of the then outstanding Common Stock.

(ii) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company;

(iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or any of its securities or assets;

(iv) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing;

(v) otherwise act or seek to control or influence the management, Board of Directors or policies of the Company;

(vi) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in clauses (i) through (v) above; or

(vii) request the Company, the Board of Directors of the Company or any committee thereof directly or indirectly, to amend or waive any provision of this Section 3(h)

For the avoidance of doubt, the parties acknowledge that the Noteholder is free to acquire or dispose of securities of the Company and any related derivative instruments, subject to Section 3 (b), Section 3(h)(i), Section 8 and as elsewhere provided in this Agreement.

4. Amendments to the Exchange Offer.

The Company shall not:

(a) amend, modify, alter or waive any of the material terms and conditions of the Exchange Offer in a manner adverse to Noteholder or otherwise reduce the amount of cash or Common Stock or New Notes to be paid in the Exchange Offer per $1,000 principal amount of tendered Existing Notes or otherwise take or fail to take any action that would reasonably be expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the timely consummation of the Exchange Offer; provided, however, the Company may extend the Exchange Offer if any condition to the Exchange Offer may not be met on the expiration date, subject to Noteholder’s right to terminate this Agreement pursuant to Section 5(a)(ii); or

(b) modify the Minimum Tender Condition, without the prior written consent of Noteholder.

5. Termination of Agreement.

(a) Notwithstanding anything to the contrary set forth in this Agreement, unless the Exchange Offer has been consummated as provided in this Agreement, this Agreement and all of the obligations and undertakings of the parties set forth in this Agreement shall terminate and expire upon the earliest to occur of:

(i) mutual written consent of the Company and Noteholder;

(ii) without any action by the Company or any Noteholder, if the Exchange Offer is not consummated on or before 60 days after the commencement of the Exchange Offer, provided that no party may terminate this Agreement under this clause if the failure to consummate the Exchange Offer is the result of the material breach of this Agreement by such party;

(iii) by action of the Noteholder, if the Exchange Offer is not commenced on or before May 22, 2009;

(iv) without any action by either the Company or Noteholder, if the Exchange Offer shall expire (after giving effect to any extension) or be terminated without the exchange of the requisite Existing Notes;

(v) the Company receives written notification from Nasdaq that the Company is not in compliance with a Nasdaq Marketplace rule that could reasonably result in delisting (for a basis other than failure to meet the minimum bid price per share requirements), and the cause of such deficiency cannot be reasonably cured by the Company prior to the effective date of any resulting delisting; or

(vi) The announcement by the Company of the entry into a definitive agreement for or consummation of (i) a merger, acquisition, or similar transaction requiring approval by the stockholders of the Company, or (ii) the expenditure of more than $5 million in cash in connection with the acquisition of assets of a third party.

(b) Notwithstanding the foregoing or any other provision of this Agreement, neither the termination of this Agreement nor any other circumstance shall relieve a party from liability for the willful breach of its obligations hereunder.

(c) The provisions of this Section 5(c), Sections 12, 16, 17, 18, 19, 20, and 25, and any applicable definition of the capitalized terms used in any of the foregoing sections shall survive any termination of this Agreement.

6. Representations, Warranties and Covenants.

(a) The Company represents and warrants to Noteholder, and Noteholder represents and warrants to the Company as follows:

(i) if an entity, it is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, partnership or other power and authority to enter into each Transaction Document to which it is a party and to carry out the transactions contemplated by, and perform its respective obligations under, each Transaction Document to which it is a party;

(ii) the execution, delivery and performance by it of each Transaction Document to which it is a party does not and shall not (A) violate any provision of law, order, rule or regulation applicable to it or any of its affiliates or its certificate of incorporation or bylaws or other organizational documents or those of any of its subsidiaries or (B) conflict with, result in the breach of or constitute (with due notice or lapse of time or both) a default under any material contractual obligations to which it or any of its affiliates is a party or under its certificate of incorporation, bylaws or other governing instruments;

(iii) the execution, delivery and performance by it of each Transaction Document to which it is a party does not and shall not require any registration or filing with, the consent or approval of, notice to, or any other action with respect to, any Federal, state or other governmental authority or regulatory body, except for (A) such consents, approvals, authorizations, registrations or qualifications as may be required under the state securities or Blue Sky laws in connection with the issuance of the Exchange Shares, (B) the filing with the Commission of a Tender Offer Statement on Schedule TO with respect to the Exchange Offer, including the exhibits thereto, and (C) such other filings as may be necessary or required by the Commission;

(iv) each Transaction Document to which it is a party has been duly authorized, executed and delivered and, assuming the due execution and delivery of such Transaction Document by each of the other parties thereto, each such Transaction Document is the legally valid and binding obligation of it, enforceable against it in accordance with its terms, except as enforceability may be limited or affected by applicable bankruptcy, insolvency, moratorium, reorganization or other laws of general application relating to or affecting creditors’ rights generally; and

(v) it has been represented by counsel in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents.

(b) Noteholder further represents and warrants to the Company that:

(i) as of the date of this Agreement, Noteholder (together with its Affiliates) is the Beneficial Owner of $46.2 million aggregate principal amount of Existing Notes, which represents all of the Existing Notes held by Noteholder and its Affiliates, with the requisite power and authority to vote and dispose of such Existing Notes, and such Existing Notes are owned free and clear of any liens, encumbrances, equities or claims, other than (x) those under securities laws or any ordinary course claims, and (y) pledges in connection with bona fide margin accounts or other loan or financing agreements secured by such Existing Notes;

(ii) as of the date of this Agreement and through the date of acquisition of its Existing Notes pursuant to the Exchange Offer, Noteholder has full legal power, authority and right to exchange its Existing Notes then held of record or Beneficially Owned by it without the consent, approval of, or any other action on the part of, any other person or entity; and (other than this Agreement) Noteholder has not entered into any voting agreement with any person or entity with respect to any of its Existing Notes, granted to any person or entity any of its Existing Notes, deposited any of its Existing Notes in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting its legal power, authority or right to vote such Existing Notes on any matter; and

(iii) Noteholder has reviewed the Company’s reports filed with the Commission, including its report on Form 8-K filed with the Commission on April 30, 2009, and has reviewed, or has had the opportunity to review, with the assistance of professional and legal advisors of its choosing, sufficient information necessary for Noteholder to decide to exchange its Existing Notes pursuant to the Exchange Offer. Noteholder acknowledges that the Company may be in possession of material, nonpublic information regarding the Company, its financial condition, results of operations, businesses, properties, assets, liabilities, management, projections, appraisals, plans, prospects and other information relating to the Company, including potential proposals for recapitalizations, reorganizations, mergers, acquisitions, liquidation or other offers respecting securities of, for or by the Company (collectively, the “Information”), and that such information may be material to a decision to sell or purchase securities of the Company. Noteholder acknowledges and agrees that the Company has no obligation to disclose any Information to Noteholder. Noteholder has determined to enter into this Agreement based on such investigation, notwithstanding its lack of knowledge of the Information, and not in reliance on any representation or investigation made by, or Information known by, the Company.

(c) The Company further represents, warrants, covenants and agrees to and with Noteholder as follows:

(i) as of the date of this Agreement, the Company had 87,809,651 shares of Common Stock outstanding and no shares of preferred stock outstanding (except as may be increased as a result of (A) exercises of outstanding options, warrants and other rights after the date set forth in the Company’s Annual Report on Form 10-K filed with the Commission on March 13, 2009 (the “Annual Report”); and (B) grants of options, warrants and other rights after the date set forth in the Annual Report);

(ii) that the Shares are duly authorized and, upon issuance will be duly and validly issued and free from all taxes, liens and charges with respect to the issue thereof and the Shares shall be fully paid and nonassessable;

(iii) that the Company will reserve from its duly authorized capital stock the maximum number of Shares issuable in the Exchange Offer and upon conversion of the New Notes;

(iv) the Company shall comply with all applicable law in connection with the Exchange Offer;

(v) the Company shall cause all shares of Common Stock issued in the Exchange Offer to be listed on each securities exchange or other securities market, if any, on which the Common Stock is then listed;

(vi) all New Notes and Shares will be freely tradable immediately upon the consummation of the Exchange Offer; and

(vii) the Annual Report and all reports filed with the Commission subsequent to the date of filing the Annual Report and prior to the date hereof complied with the requirements of the Exchange Act in all material respects as of the date of such filing.

7. Disclosure of Transactions.  On or before 9:30 a.m., New York City time on the first (1st) Business Day following the date of this Agreement, the Company shall issue a press release announcing this Agreement, and on the first (1st) Business Day following the date of this Agreement, file a Current Report on Form 8-K describing the terms of the transactions contemplated by this Agreement in the form required by the Exchange Act and attaching this Agreement as an exhibit to such filing. The press release shall be in a form reasonably acceptable to the Noteholder.

8. Conversion Limitation. Noteholder will not be permitted to exercise the right to convert the New Notes if and to the extent, following such exercise, Noteholder, together with Noteholder’s Affiliates, would Beneficially Own more than 9.999% of the then outstanding Common Stock; provided, however, that such exercise restriction shall not apply in connection with and subject to completion of a bona fide third party tender offer for the Common Stock issuable thereupon. Upon the written request of the Holder, the Company shall within five (5) Business Days confirm in writing to the Holder the number of shares of Common Stock then outstanding. The Company shall not be required to take any action under this Agreement if it would require approval by Company stockholders under the Nasdaq Marketplace Rules.

9. Settlement.

(a) Within five (5) Business Days of the consummation of the Exchange Offer, Tang Capital Partners, LP agrees to file a motion, stipulation, notice or other such appropriate document, and if necessary the Company shall cooperate with respect thereto, to dismiss the Action, which dismissal shall be with prejudice as against Tang Capital Partners, LP and if permissible, its Affiliates.

(b) Company Parties have denied, and continue to deny, any wrongdoing, including, but not limited to, any violation of federal or state laws, and Company Parties are entering into this Agreement in part because it would eliminate the burden and expense of further litigation. The provisions contained in this Agreement shall not be deemed or offered in evidence as a presumption, a concession, or an admission of any fault, liability, or wrongdoing. Except as required to enforce this Agreement, the parties shall not offer or attempt to offer the provisions of this Agreement into evidence or use them in any manner in this or any other actions or proceedings, whether civil, criminal, or administrative, and the parties intend that the provisions of this Agreement shall not be offered or received as evidence or used by any other persons in any such actions or proceedings.

10. Release, Waiver, and Covenant Not to Sue.

(a) Noteholder agrees to the following release and waiver, which shall take effect as of the date of consummation of the Exchange Offer (the “Settlement Effective Date”):

(i) Noteholder hereby releases and discharges each and every Released Claim, and shall not now or hereinafter institute, participate in, or maintain a proceeding involving a Released Claim, against the Released Parties, either directly or indirectly, derivatively, on their own behalf, or on behalf of any other person or entity;

(ii) By expressly releasing and forever discharging all Released Claims against the Released Parties, Noteholder expressly waives any and all provisions, rights, and benefits conferred by § 1542 of the California Civil Code which provides:

A general release does not extend to claims which the creditor does not know or suspect exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

For the purpose of implementing a full and complete release of the Released Claims, Noteholder also expressly waives all similar federal, state or foreign laws, rights, rules, or legal principals which may be applicable herein. Notwithstanding the provisions of Section 1542 and all similar federal, state or foreign laws, rights, rules, or legal principles which may be applicable herein, Noteholder understands and agrees that this Release is intended to include all Released Claims, if any, which Noteholder may have whether or not Noteholder knows or suspects those claims exist in their favor, and that this Release extinguishes all such claims. Noteholder may hereafter discover facts in addition to or different from those which it and/or the Company knows or believes to be true with respect to the subject matter of the Released Claims. Noteholder expressly shall have, fully, finally, and forever settled and released any and all Released Claims, known or unknown, suspected or unsuspected, disclosed or undisclosed, contingent or non-contingent, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, whether or not concealed or hidden, which now exist, or heretofore have existed, or arise hereafter upon any theory of law or equity now existing or coming into existence in the future, without regard to the subsequent discovery or existence of such different or additional facts. Noteholder acknowledges that the waiver of unknown claims set forth herein was separately bargained for and a key element of this Agreement of which this Release is a part.

(iii) Nothing in this Release shall preclude: (a) any action to enforce the terms of this Agreement; or (b) any motion to enforce the terms of this Agreement.

(b) Upon the Settlement Effective Date, the Company Parties and the Company shall be deemed to have released, acquitted, and forever discharged Noteholder, its Affiliates and each of their respective partners, members, managers, directors, officers, employees, agents, attorneys, personal or legal representatives, accountants, auditors, advisors, predecessors, successors, spouses, partners, parents, heirs, assigns, executors, personal representatives, immediate family members, insurers, co-insurers and re-insurers (“Noteholder Released Parties”) from any and all claims, actions, causes of action, liabilities, losses, obligations, judgments, duties, costs, expenses, equitable, legal, and administrative relief, demands or rights, suits, matters, and issues of every kind and nature whatsoever, including, without limitation, claims for rescission, restitution, injunctive relief, or damages of any kind, whether based on or arising under federal, state or local law, statute, ordinance, regulation, contract, common law, or any other source, that have been, might have been, could have been, or might hereafter be asserted, whether known or unknown (including without limitation unknown claims), through the Settlement Effective Date, against any Noteholder Released Party. In releasing such claims, the Company Parties also expressly waive any and all provisions, rights and benefits conferred by California Code of Civil Procedure § 1542 and all similar federal, state or foreign law rights, rules or legal principles which may be applicable herein.

11. Good Faith.  Each of the signatories to this Agreement agrees to cooperate in good faith with each other to facilitate the performance by the parties of their respective obligations hereunder and the purposes of this Agreement.

12. Amendments and Modifications.  Except as otherwise expressly provided in this Agreement, this Agreement shall not be amended, changed, supplemented, waived or otherwise modified or terminated except by instrument in writing signed by each of the parties hereto.

13. Exchange Documents.   The Exchange Documents shall be in customary form for an exchange offer, and shall include such terms, conditions and releases as are customary for and exchange offer of the type contemplated by this Agreement.

14. Further Assurances.  Each of the signatories to this Agreement hereby further covenants and agrees to execute and deliver all further documents and agreements and take all further action that may be reasonably necessary or desirable in order to enforce and effectively implement the terms and conditions of this Agreement and the Exchange Offer.

15. Complete Agreement.  The Transaction Documents, including the Schedules, Annexes and Exhibits thereto, constitute the complete agreement between the signatories to this Agreement with respect to the subject matter hereof and supersede all prior and contemporaneous negotiations, agreements and understandings with respect to the subject matter hereof. The provisions of the Transaction Documents shall be interpreted in a reasonable manner to effect the intent of the signatories to this Agreement.

16. Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing and shall be (a) transmitted by hand delivery, (b)  transmitted by overnight courier, or (c) transmitted by telecopy, and in each case, if to the Company, at the address set forth below:

Cell Genesys, Inc.
400 Oyster Point Blvd., Suite 525
South San Francisco, CA 94080
Facsimile: (650) 266-3000
Telephone: (650) 266-3004
Attention: Chief Financial Officer

with copies to:

Shearman and Sterling LLP
525 Market Street
San Francisco, CA 94105
Facsimile: (415) 616-1199
Telephone: (415) 616-1100
Attention: Michael J. Kennedy and Michael S. Dorf

O’Melveny & Myers LLP
2 Embarcadero Center, 28th Floor
San Francisco, CA 94111
Facsimile: (415) 984-8701
Telephone: (415) 984-8700
Attention: Sam Zucker and Eric Sibbitt

if to Noteholder, to the address set forth below:

Tang Capital Management, LLC
4401 Eastgate Mall
San Diego, CA 92121
Facsimile: (858) 200-3837
Telephone: (858) 200-3830
Attention: Kevin Tang

with a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
399 Park Avenue
New York, New York 10022

Facsimile: (212) 230-8888

Telephone: (212) 295-6411
Attention: James Millar, Esq.

Notices mailed or transmitted in accordance with the foregoing shall be deemed to have been given upon receipt.

17. Governing Law.  This Agreement, the rights of the parties and all claims, actions, causes of action, suits, litigation, controversies, hearings, charges, complaints or proceedings arising in whole or in part under or in connection herewith, will be governed by and construed in accordance with the domestic substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction; provided, however, that the provisions relating to settlement and release shall be governed by the laws of the State of Delaware.

18. Jurisdiction; Waiver of Jury Trial.  By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably and unconditionally agrees that any legal action, suit or proceeding against it with respect to any matter under or arising out of or in connection with this Agreement or for recognition or enforcement of any judgment rendered in any such action, suit or proceeding, shall be brought exclusively in a federal or state court of competent jurisdiction in the State of New York in the Borough of Manhattan. By its execution and delivery of this Agreement, each of the signatories to this Agreement irrevocably accepts and submits itself to the jurisdiction of a court of competent jurisdiction in the State of New York, as applicable under the preceding sentence, with respect to any such action, suit or proceeding. Each of the signatories to this Agreement waives any right it may have, and agrees not to request, trial by jury in any suit, action or proceeding with respect to this Agreement and the transactions contemplated hereby.

19. Consent to Service of Process.  Each of the signatories to this Agreement irrevocably consents to service of process by mail at the address listed with the signature of each such party on the signature pages to this Agreement. Each of the signatories to this Agreement agrees that its submission to jurisdiction and consent to service of process by mail is made for the express benefit of each of the other signatories to this Agreement. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

20. Specific Performance.  It is understood and agreed by each of the signatories to this Agreement that money damages would not be a sufficient remedy for any breach of this Agreement by any party and each non-breaching party shall be entitled to specific performance, injunctive, recessionary or other equitable relief as remedy for any such breach, without the requirement to post any bond or security.

21. Headings.  The headings of the sections, paragraphs and subsections of this Agreement are inserted for convenience only and shall not affect the interpretation hereof.

22. Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of the signatories to this Agreement and their respective successors, permitted assigns, heirs, executors, administrators and representatives. The agreements, representations and obligations of the undersigned parties under this Agreement are, in all respects, several and not joint.

23. Additional Existing Notes.  If, after the date hereof and prior to expiration of the Exchange Offer, Noteholder acquires beneficial or record ownership of any additional Existing Notes (any such Existing Notes, “Additional Notes”), Noteholder shall promptly notify the Company of such acquisition and the provisions of this Agreement shall be applicable to such Additional Notes as if such Additional Notes had been Existing Notes owned by Noteholder as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Notes without action by any person or entity immediately upon the acquisition by Noteholder of beneficial or record ownership of such Additional Notes.

24. Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page by facsimile shall be as effective as delivery of a manually executed counterpart.

25. No Third-Party Beneficiaries.  Except for the Company Parties and the Noteholder Released Parties (which are hereby expressly made third party beneficiaries of this Agreement), this Agreement shall be solely for the benefit of the signatories to this Agreement, and no other Person or entity shall be a third-party beneficiary hereof.

26. Severability.  If any provision of this Agreement is found by any court of competent jurisdiction to be invalid or unenforceable, the provision that would otherwise be prohibited, invalid or unenforceable shall be deemed amended to apply to the fullest extent that it would be valid and enforceable, and the invalidity or unenforceability of such provision shall not affect the validity of the remaining provisions of this Agreement so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

27. Consideration.  It is hereby acknowledged by each of the signatories to this Agreement that no consideration (other than the obligations of the other parties under this Agreement and the other Exchange Documents) has been paid or shall be due or paid to the parties for their agreement to support the Exchange Offer in accordance with the terms and conditions of this Agreement.

28. Fees and Expenses.  Each of the parties shall pay all of its expenses incurred in connection with the negotiation, preparation, execution and delivery of this Agreement, and the Company shall pay all expenses related to the Exchange Offer.

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IN WITNESS WHEREOF, the parties hereto have caused this Settlement and Exchange Support Agreement to be duly executed as of the date first set forth above.

THE COMPANY:

CELL GENESYS, INC.

By: /s/ STEPHEN A. SHERWIN
Name: Stephen A. Sherwin
Title: Chief Executive Officer

NOTEHOLDER:

TANG CAPITAL PARTNERS, LP

By Tang Capital Management, LLC, its general partner

By: /s/ KEVIN C. TANG

Name: Kevin C. Tang Title: Managing Director